UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549

                    SCHEDULE 13G
                  (RULE 13d - 102)

Information to be included in statements filed pursuant to
13d-1(b), (c) and (d) and amendments thereto filed pursuant to
13d-2(b)
(Amendment No.     )*

Mattel, Inc.
(Name of Issuer)

Series C Depository Shares
(Title of Class of Securities)

677081706
(CUSIP Number)

Michael Katz, Esq., 2 American Lane, Greenwich, Connecticut
06836-2571, Tel:  (203) 862-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 10, 1998
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 Rule 13d-1(b)
 Rule 13d-1(c)
 Rule 13d-1(d)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)
(Page 1 of 13 Pages)
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Silverton International Fund Limited

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
          Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5    SOLE VOTING POWER

          187,300

6    SHARED VOTING POWER

          0

7    SOLE DISPOSITIVE POWER

          187,300

8    SHARED DISPOSITIVE POWER

          0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          187,300

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          0.97%

12   TYPE OF REPORTING PERSON*

          CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-10
(INCLUDING THE CERTIFICATION IN ITEM 10(a) or 10(b) AS
APPLICABLE), AND THE SIGNATURE ATTESTATION.

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)

          Paloma Partners L.L.C.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5    SOLE VOTING POWER

          4,623,600

6    SHARED VOTING POWER

          0

7    SOLE DISPOSITIVE POWER

          4,623,600

8    SHARED DISPOSITIVE POWER

          0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          4,623,600

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          23.93%

12   TYPE OF REPORTING PERSON*

          OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-10
(INCLUDING THE CERTIFICATION IN ITEM 10(a) or 10(b) AS
APPLICABLE), AND THE SIGNATURE ATTESTATION.

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)

          Paloma Securities L.L.C.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5    SOLE VOTING POWER

          4,623,600

6    SHARED VOTING POWER

          0

7    SOLE DISPOSITIVE POWER

          4,623,600

8    SHARED DISPOSITIVE POWER

          0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          4,623,600

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          23.93%

12   TYPE OF REPORTING PERSON*
          OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-10
(INCLUDING THE CERTIFICATION IN ITEM 10(a) or 10(b) AS
APPLICABLE), AND THE SIGNATURE ATTESTATION.

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)

          S. Donald Sussman

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5    SOLE VOTING POWER

          4,810,900

6    SHARED VOTING POWER

          0

7    SOLE DISPOSITIVE POWER

          4,810,900

8    SHARED DISPOSITIVE POWER

          0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          4,810,900

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          24.90%

12   TYPE OF REPORTING PERSON*
          IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-10
(INCLUDING THE CERTIFICATION IN ITEM 10(a) or 10(b) AS
APPLICABLE), AND THE SIGNATURE ATTESTATION.

ITEM 1(a).Name of Issuer:

          Mattel, Inc. (the "Issuer")

Item 1(b).Address of Issuer's Principal Executive Offices:

          333 Continental Boulevard
          El Segunda, California 90245


Item 2(a).Name of Person Filing:

     The names of the persons filing this statement on Schedule 13G (the "Reporting Persons") are: (i) Silverton International Fund Limited, a Bermuda corporation ("Silverton"); (ii) Paloma Partners L.L.C., a Delaware limited liability company ("Paloma Partners"); (iii) Paloma Securities L.L.C., a Delaware limited liability company ("Paloma Securities"); and (iv) S. Donald Sussman.

     The controlling shareholder of Silverton is Hedge Fund Management Limited, a Bermuda corporation. The managing member of Paloma Partners is Paloma Partners Company L.L.C., a Delaware limited liability company ("PPC") and the managing members of PPC are S. Donald Sussman and Sundown Corp., a Delaware corporation of which S. Donald Sussman is the sole stockholder and director. The managing members of Paloma Securities are Paloma Partners Management Company, Sunrise Partners L.L.C. and Paloma Partners.

Item 2(b).Address of Principal Business Office or, if None,
          Residence:

SILVERTON

          The business address of Silverton is c/o MQ Services
     Ltd., 44 Church Street, Hamilton HM 12 Bermuda.

PALOMA PARTNERS

          The business address of Paloma Partners is 2 American Lane, Greenwich, Connecticut 06836-2571.


PALOMA SECURITIES

          The business address of Paloma Securities is 2 American Lane, Greenwich, Connecticut 06836-2571.


S. DONALD SUSSMAN

          The business address of S. Donald Sussman is 2 American Lane, Greenwich, Connecticut 06836-2571.

Item 2(c).Citizenship:

          Silverton is a Bermuda corporation.

          Paloma Partners is a Delaware limited liability company.

          Paloma Securities is a Delaware limited liability company.

          S. Donald Sussman is a US citizen.

Item 2(d).Title of Class of Securities

          Series C Depository Shares (the "Depository Stock")


Item 2(e).CUSIP Number:

Item 3.   If This Statement is Filed Pursuant to Rule 13d-
          1(b), or 13d-2(b) or (c), Check Whether the Person
          Filing is a:

     (a) Broker or dealer registered under Section 15 of the Exchange Act.

     (b) Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) Insurance company defined in Section 3(a)(19) of the Exchange Act.

     (d) Investment company registered under Section 8 of the Investment Company Act.

     (e)     An investment adviser in accordance with Rule
             13d-1(b)(1)(ii)(E).

     (f) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g) A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h)     A savings association as defined in Section
             3(b) of the Federal Deposit Insurance Act.

     (i)     A church plan that is excluded from the
             definition of an investment company under
             Section 3(c)(14) of the Investment Company Act;

     (j)     Group, in accordance with Rule
             13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box


Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          The Reporting Persons beneficially own an aggregate of 4,810,900 shares of Depository Stock.

     (b)  Percent of class:

          Silverton's aggregate beneficial ownership of
          187,300 shares of Depository Stock constitutes
          0.97% of all of the outstanding shares of Depository Stock.

          Each of Paloma Partners' and Paloma Securities' aggregate beneficial ownership of 4,623,600 shares of Depository Stock constitutes 23.93% of all of the outstanding shares of Depository Stock.

          S. Donald Sussman's aggregate beneficial ownership of 4,810,900 shares of Depository Stock constitutes
          24.90% of all of the outstanding shares of Depository Stock.

          Together, the Reporting Persons have beneficial ownership of 24.90% of all of the outstanding shares of Depository Stock.

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote

             Silverton has the sole power to vote or direct the vote of 187,300 shares of Depository Stock.

             Each of Paloma Partners and Paloma Securities has the sole power to vote or direct the vote of 4,623,600 shares of Depository Stock.

             S. Donald Sussman has the sole power to vote or direct the vote of 4,810,900 shares of Depository Stock.

          (ii)  Shared power to vote or to direct the vote

             Not applicable.

          (iii)  Sole power to dispose or to direct the
          disposition of

             Silverton has the sole power to dispose or direct the disposition of 187,300 shares of Depository Stock.

             Each of Paloma Partners and Paloma Securities has the sole power to dispose or direct the disposition of 4,623,600 shares of Depository
             Stock.

             S. Donald Sussman has the sole power to dispose or direct the disposition of 4,810,900 shares of Depository Stock.

          (iv) Shared power to dispose or to direct the disposition of

          Not applicable.

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that
as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following [   ].

Item 6.   Ownership of More than Five Percent on Behalf of
          Anther Person.

          Not applicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the Parent Holding Company.

          See Exhibit B attached hereto.

Item 8.   Identification and Classification of Members of the
          Group.

          See Exhibit C attached hereto.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                      SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:    October 20, 1998

          SILVERTON INTERNATIONAL FUND LIMITED


          By: /s/ Garth Lorimer-Turner
                    Garth Lorimer-Turner,
                    President



          PALOMA PARTNERS L.L.C.

          By:       Paloma Partners Company L.L.C.
                    Managing Member


                    by: /s/ S. Michael J. Berner
                              Michael J. Berner,
                              Vice President


          PALOMA SECURITIES L.L.C.


          By:       Paloma Partners Management Company
                    Managing Member



                    by: /s/ Michael J. Berner
                         Michael J. Berner,
                         Executive Vice President


          /s/ S. Donald Sussman
                    S. Donald Sussman
                      EXHIBIT A

               JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on
Schedule 13G with respect to the Depository Stock of Mattel, Inc., dated October 20, 1998 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:    October 20, 1998


          SILVERTON INTERNATIONAL FUND LIMITED


          By: /s/ Garth Lorimer-Turner
                    Garth Lorimer-Turner,
                    President



          PALOMA PARTNERS L.L.C.

          By:       Paloma Partners Company L.L.C.
                    Managing Member


                    by: /s/ Michael J. Berner
                              Michael J. Berner,
                              Vice President



          PALOMA SECURITIES L.L.C.


          By:       Paloma Partners Management Company
                    Managing Member



                    by: /s/ Michael J. Berner
                         Michael J. Berner,
                         Executive Vice President


          /s/ S. Donald Sussman
                    S. Donald Sussman

                      EXHIBIT B

 Identification and Classification of the Subsidiary
     Which Acquired the Security Being Reported on by the Parent Holding Company



     The name of the subsidiary which acquired the securities being reported on by Paloma Partners L.L.C., the parent holding company, is Paloma Securities L.L.C., a Delaware limited liability company filing pursuant to Rule 13d-1(b)(1)(ii)(A).

                      EXHIBIT C

       Identification of Members of the Group



Silverton International Fund Limited
Paloma Partners L.L.C.
Paloma Securities L.L.C.
S. Donald Sussman